Exhibit 99(a)(1)

October 30, 2018

Dear Fellow Shareholder:

Thank you for your investment in CNL Healthcare Properties. I am writing to notify you that on October 22, 2018, MacKenzie Realty Capital, Inc., (MacKenzie) launched an unsolicited tender offer to purchase up to 8,750,000 shares of CNL Healthcare Properties common stock at a price of $7.75 per share. We are not affiliated with MacKenzie or its offer.

Following a thorough evaluation of the offer, our board of directors unanimously recommends that shareholders reject MacKenzie’s offer. The board believes that the unsolicited tender offer represents an opportunistic attempt to purchase shares at a low price and make a profit and, as a result, to deprive shareholders who tender their shares of the potential opportunity to realize the longer-term value of their investment in CNL Healthcare Properties. You do not need to do anything to reject the offer.

Company News

At the beginning of this year, our management team and board of directors recommended a process to explore strategic alternatives as part of a thoughtful and measured process to provide liquidity and create a result in the best interest of the company’s shareholders.

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The board of directors formed of a special committee comprised solely of our independent directors. The special committee, in turn, hired two leading financial advisory firms to assist with the exploration, analysis and execution of possible strategic alternatives.

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The company’s options include but are not limited to: listing on a national securities exchange; an orderly sale of the company’s assets and distribution of the net sales proceeds; and a business combination or any other transaction with a third-party/parties to provide cash and/or securities of a publicly traded company.

Why Reject the MacKenzie Offer?

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The MacKenzie tender offer of $7.75 per share is 25 percent less than the current $10.32 estimated net asset value (NAV) per share, which we determined as of Dec. 31, 2017, with the assistance of an independent advisory and appraisal firm.

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MacKenzie determined its offer price based on its own analysis and conceded that it did not obtain current independent valuations or appraisals for the company’s assets and did not retain an independent advisor to evaluate or render opinion as to the fairness of the $7.75 offer price.

•	None of the company’s directors, executive officers, affiliates or subsidiaries intend to sell their shares to MacKenzie.

•	The MacKenzie offer specifies that any distributions made after December 14, 2018 will be assigned to them. Therefore, if you accept the tender offer you will not receive your fourth quarter 2018 distribution, or any future distributions. Our third quarter distribution was $0.11639 per share and was paid in September. The board of directors is anticipated to declare fourth quarter distributions, which will be paid to shareholders in mid-December.

•	MacKenzie in its own words states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.”

For these and other reasons stated in our Schedule 14D-9 filing with the Securities and Exchange Commission (SEC) found at sec.gov, our board of directors unanimously concluded that the MacKenzie offer is not in the best interest of shareholders. In addition to this letter, we encourage you to carefully read our Schedule 14D-9, before making any decision to tender your shares.

We recognize that due to the recent suspension of the company’s stock redemption plan and the lack of a current trading market for our shares, shareholders may decide to accept the MacKenzie tender offer based on, among other things, their individual liquidity needs and financial situation. Our board of directors is aware that shareholders must evaluate whether to tender their shares based on all the information available, including the factors considered by our board of directors and described in our filing with the SEC.

In deciding, please keep in mind that the board of directors or company can provide no assurance with respect to future distributions or the value of our shares, which can change periodically, or forward-looking liquidity timing for shareholders.

As always, thank you for your investment and continued support. We are squarely in a very dynamic time in the life cycle of the company and I look forward to communicating further with you as future material events unfold. If you have questions regarding the tender offer, I encourage you to contact your financial advisor.

Sincerely,

Stephen H. Mauldin

President & Chief Executive Officer

cc: Financial representative